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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Halifax Corporation

(Name of Issuer)

Common Stock $0.24 Par Value

(Title of Class of Securities)

405805 10 2

(CUSIP Number)

Nancy M. Scurlock
10575 NW Skyline Boulevard
Portland, Oregon 97231
503-735-1240

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 405805 10 2			Page 2 of 7

1.	Name of Reporting Person: The Estate of Arch C. Scurlock		I.R.S. Identification Nos. of above persons (entities only): 16-6537853

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,167[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,167

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%[2]

14.	Type of Reporting Person (See Instructions): OO

[1]	This cover page reports the shares beneficially owned by the Estate of Arch C. Scurlock as of the First Transfer Event (hereinafter defined). Consists of 13,167 shares of Halifax Common Stock underlying currently exercisable options.

[2]	Percent of class based on 3,172,206 shares of Common Stock outstanding as of August 10, 2005, as indicated in the Halifax Corporation Form 10-Q for the quarterly period ended June 30, 2005, plus 13,167 shares of Common Stock underlying currently exercisable options beneficially owned by the reporting person.

CUSIP No. 405805 10 2			Page 3 of 7

1.	Name of Reporting Person: Nancy M. Scurlock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,167[3]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,167

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%[4]

14.	Type of Reporting Person (See Instructions): IN

[3]	This cover page reports the shares beneficially owned by Nancy M. Scurlock as of the First Transfer Event (hereinafter defined). Consists of 13,167 shares of Halifax Common Stock underlying currently exercisable options.

[4]	Percent of class based on 3,172,206 shares of Common Stock outstanding as of August 10, 2005, as indicated in the Halifax Corporation Form 10-Q for the quarterly period ended June 30, 2005, plus 13,167 shares of Common Stock underlying currently exercisable options beneficially owned by the reporting person.

CUSIP No. 405805 10 2	13D	Page 4 of 7 Pages
Explanatory Note: Information set forth in this Explanatory Note and under each of the Items referenced below amends, supplements or supersedes, as the case may be, the information set forth in the Schedule 13D, as amended by Amendment No. 9, filed by the Estate of Arch C. Scurlock (the “Estate”) and Nancy M. Scurlock (“Mrs. Scurlock”) with the Securities and Exchange Commission (“SEC”) on March 17, 2005. Amendment No. 9 was filed to (i) include Mrs. Scurlock, as Executrix of the Estate, as a joint filer with the Estate (collectively, the Estate and Mrs. Scurlock are hereinafter referred to as the “Reporting Person”) pursuant to Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) correct the number of shares of Halifax Corporation (“Halifax”) common stock, par value $0.24 per share (“Halifax Common Stock”) beneficially owned by the Reporting Person, and (iii) report that the Reporting Person is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act with respect to Halifax. This Amendment No. 10 is filed for two reasons:
(1) To correct the number of shares of Halifax Common Stock beneficially owned by the Reporting Person. Amendment No. 9 inadvertently failed to include 13,167 shares of Halifax Common Stock underlying currently exercisable options and 129,698 shares of Halifax Common Stock underlying a convertible subordinated debenture plus interest thereon (the “Debenture”), which was exercisable as of October 18, 2004, at $3.19 a share. Therefore, Amendment No. 9 incorrectly stated that the Reporting Person was the beneficial owner of 785,922 shares of Halifax Common Stock. Instead, Amendment No. 9 should have stated that the Reporting Person was the beneficial owner of 928,787 shares of Halifax Common Stock.
(2) To clarify that as of to the First Transfer Event (hereinafter defined), the Reporting Person was no longer subject to the reporting requirements of Section 13(d) of the Exchange Act, but remained the beneficial owner of 13,167 shares of Halifax Common Stock underlying exercisable options until the Second Transfer Event (hereinafter defined). Immediately thereafter, subsequent to certain transfers pursuant to the terms of the Will of Arch C. Scurlock (“Mr. Scurlock”), the Arch C. Scurlock Trust (the “ACS Trust”) and the Nancy M. Scurlock Trust (the “NMS Trust”), Mrs. Scurlock once again became subject to the reporting requirements of Section 13(d) of the Exchange Act. Upon the Second Transfer Event, the Estate no longer held any shares of Halifax Common Stock, and no longer had any voting or dispositive interests in any shares of Halifax Common Stock.
Item 3. Source and Amount of Funds or Other Consideration.
          Upon the Second Transfer Event, the Estate no longer held any shares of Halifax Common Stock, and no longer had any voting or dispositive interests in any shares of Halifax Common Stock. Since the Second Transfer Event and the Second Election (hereinafter defined), Mrs. Scurlock has directly beneficially owned 399,544.55 shares of Halifax Common Stock.
Item 4. Purpose of Transaction.
          The Estate was established for the purpose of distributing the assets of Mr. Scurlock pursuant to the terms of his Will. In accordance therewith, on October 18, 2004, the Reporting Person disposed of 785,922

[5]	Does not include 64,849 shares of common stock underlying the Debenture because the Debenture was paid in full on July 15, 2005, prior to the Second Transfer Event.

CUSIP No. 405805 10 2	13D	Page 5 of 7 Pages
shares of Halifax Common Stock and 129,698 shares of Halifax Common Stock underlying the Debenture by transferring such shares and the Debenture (the “First Transfer Event”) to the ACS Trust. Immediately thereafter, on the date even with the First Transfer Event, the ACS Trust transferred one-half of such shares and the Debenture to the NMS Trust and the remaining one-half to the Arch C. Scurlock Children’s Trust (the “Children’s Trust”). On such date, pursuant to the terms of the NMS Trust, Mrs. Scurlock elected to withdraw 392,961 shares of Halifax Common Stock and 64,849 shares of Halifax Common Stock underlying the Debenture from the NMS Trust (the “First Election”).
          In accordance with the terms of Mr. Scurlock’s Will, on October 3, 2005, the Reporting Person disposed of 13,167 shares of Halifax Common Stock underlying currently exercisable options by transferring such options (the “Second Transfer Event”) to the ACS Trust. Immediately thereafter, on the date even with the Second Transfer Event, the ACS Trust transferred one-half of such shares to the NMS Trust and the remaining one-half to the Children’s Trust. On such date, pursuant to the terms of the NMS Trust, Mrs. Scurlock elected to withdraw 6,538.5 shares of Halifax Common Stock underlying currently exercisable options held by the NMS Trust (the “Second Election”).
Item 5. Interest in Securities of the Issuer.
          (a)     As of the First Transfer Event, the Reporting Person beneficially owned 13,167 shares of Halifax Common Stock underlying currently exercisable options, which shares equal less than 1% of the Halifax Common Stock. The Estate ceased to be the beneficial owner of any shares of Halifax Common Stock upon the Second Transfer Event. Since the Second Election, Mrs. Scurlock has directly beneficially owned 399,544.5 shares of Halifax Common Stock, an amount equal to 12.6% of the Halifax Common Stock. For purposes of this Item, the percent of class is based on 3,172,206 shares of Halifax Common Stock outstanding as of August 10, 2005, as indicated in the Halifax Corporation Form 10-Q for the quarterly period ended on June 30, 2005, and for the Reporting Person includes 13,167 shares of Halifax Common Stock underlying currently exercisable options and for Mrs. Scurlock includes 6,583.5 shares of Halifax Common Stock underlying currently exercisable options.
          (b)     As of the First Transfer Event, the Reporting Person had sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,167 shares of Halifax Common Stock underlying currently exercisable options. Upon the Second Transfer Event, the Estate ceased to have any power to vote or to direct the vote and to dispose or to direct the disposition of any shares of Halifax Common Stock. Since the Second Election, Mrs. Scurlock has had sole power to vote or to direct the vote and to dispose or to direct the disposition of 399,544.5 shares of Halifax Common Stock.
          (c)     In accordance with the terms of Mr. Scurlock’s Will, on October 3, 2005, the Reporting Person disposed of 13,167 shares of Halifax Common Stock underlying currently exercisable options by transferring such options to the ACS Trust. Upon the Second Election, Mrs. Scurlock acquired 6,583.5 shares of Halifax Common Stock underlying currently exercisable options from the NMS Trust.
          (d)     The beneficiaries of the Estate may have had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities pursuant, and subject, to the terms of Mr.

CUSIP No. 405805 10 2	13D	Page 6 of 7 Pages
Scurlock’s Will while the Estate held such securities. Any such right terminated when the securities were transferred from the Estate to the ACS Trust. The beneficiaries of the Children’s Trust have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Halifax securities held by the Children’s Trust.
          (e)     The Reporting Person ceased to be the beneficial owner of more than five percent of the Halifax Common Stock upon the First Transfer Event.
Item 7. Material to be Filed as Exhibits.
          Exhibit A — Agreement between the Estate and Mrs. Scurlock regarding the filing of a joint statement as required by Rule 13d-1(k)(1).

CUSIP No. 405805 10 2	13D	Page 7 of 7 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 3, 2005	The Estate of Arch C. Scurlock
	By:	/s/ Nancy M. Scurlock
Nancy M. Scurlock, Executrix

Dated: October 3, 2005	/s/ Nancy M. Scurlock
Nancy M. Scurlock

Schedule 13D
Exhibit A
The Estate of Arch C. Scurlock
10575 NW Skyline Boulevard
Portland, Oregon 97231
Mrs. Nancy M. Scurlock
10575 NW Skyline Boulevard
Portland, Oregon 97231
          Arch C. Scurlock passed away on December 9, 2002, and all of his assets were transferred to the Estate of Arch C. Scurlock (the “Estate”), with Nancy M. Scurlock (“Mrs. Scurlock”) as Executrix. The Estate and Mrs. Scurlock have agreed to file their Schedules 13D with respect to their interests in Halifax Corporation jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The purpose of this instrument is to acknowledge the agreement of the undersigned parties that the Schedule 13D (Amendment No. 10), to which this instrument is appended as Exhibit A, is filed on behalf of each of them.

Dated: October 3, 2005	The Estate of Arch C. Scurlock
	By:	/s/ Nancy M. Scurlock
Nancy M. Scurlock, Executrix

Dated: October 3, 2005	/s/ Nancy M. Scurlock
Nancy M. Scurlock